UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-16489

A. FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

200 East Randolph Drive, Chicago, Illinois 60601

(Name and Address of Principal Executive Office of Issuer of Securities Held by the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ JEFFREY W. CARR
Jeffrey W. Carr Vice President, General Counsel and Secretary

Date: June 27, 2003

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Independent Auditors’ Report

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and the period from September 28, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 and the period from September 28, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Chicago, Illinois

June 16, 2003

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(In thousands)

Assets:	2002	2001
Investments, at fair value	$270,141	$262,098
Participants’ loans	9,711	10,367

Net assets available for benefits	$279,852	$272,465

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2002 and the Period September 28, 2001 (date of inception) to December 31, 2001

(In thousands)

	2002	2001
Additions:
Net appreciation (depreciation) in fair value of investments	$(1,555)	$25,998
Interest and dividend income	5,244	2,986

Net investment income	3,689	28,984
Employee contributions	16,307	3,541
Employer contributions	7,570	1,702

Total additions	27,566	34,227

Deductions:
Distributions to participants	19,791	4,985
Administrative expenses	388	39

Total deductions	20,179	5,024

Net additions prior to transfers and other changes	7,387	29,203
Net transferred from FMC Corporation Plans (Notes 1 and 6)	—	243,262

Net additions	7,387	272,465
Net assets available for benefits, beginning of period	272,465	—

Net assets available for benefits, end of period	$279,852	$272,465

See accompanying notes to financial statements.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the FMC Technologies, Inc. Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

The Plan was adopted effective September 28, 2001 in conjunction with the spin off from the FMC Corporation Savings and Investment Plan and the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees (collectively, the “FMC Corporation Plans”).

During the year ended December 31, 2002, there were two amendments to the Plan. The first amendment eliminated the FMC Stock Fund as an Investment Fund in the Plan. The second amendment conformed the Plan with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

(a)	General

The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees and certain eligible part-time employees of FMC Technologies, Inc. (the “Company”) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). The Plan is administered by the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee.

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $11,000 ($12,000 beginning in 2003), subject to adjustments to reflect changes in the cost of living, but not by more than 20% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $11,000 ($12,000 beginning in 2003) (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions for all the active participants, except for certain bargaining unit employees, ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each participant’s compensation, regardless of the $11,000 ($12,000 beginning in 2003) limit on pretax contributions. At December 31, 2002, 5,413 current and former employees participated in the Plan.

(c)	Trust and Record Keeping

The Company and Fidelity Management Trust Company (the “Trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. The Trustee is also the Plan’s record keeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

1)	FMC Technologies Stock Fund—Funds are invested in the common stock of the Company.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

2)	FMC Stock Fund—Funds are invested in the common stock of FMC Corporation. Effective December 31, 2001, this Fund is no longer available as an investment option for future investments. As of June 30, 2003, this Fund will be terminated and the Trustee will liquidate the Fund and invest the proceeds in the Fidelity Retirement Government Money Market Portfolio.

3)	Managed Income Portfolio Class II (“MIP II CL 2”) Fund—Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and short-term instruments to provide for liquidity needs. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. The MIP II Blend Fund was merged into the MIP II CL 2 Fund effective June 3, 2002. For the year ended December 31, 2002, the effective annual yield was approximately 5.16%.

4)	Clipper Fund—Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

5)	Mutual Qualified Fund (Z)—Funds are invested primarily in common and preferred stocks, which are considered, undervalued by the fund manager.

6)	Sequoia Fund—Fund investments are concentrated in a relatively small number of mostly U. S.-headquartered companies with long-term growth potential.

7)	Fidelity Puritan Fund—Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

8)	Fidelity Magellan Fund—Funds are primarily invested in common stocks of domestic and foreign companies.

9)	Fidelity Blue Chip Growth Fund—Funds are invested primarily in common stocks of well-known and established companies.

10)	Fidelity Low-Priced Stock Fund—Funds are heavily invested in undervalued stocks or out-of-favor stocks.

11)	Fidelity Diversified International Fund—Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

12)	Fidelity Retirement Government Money Market Portfolio—Funds are invested in short-term obligations of the U. S. Government or its agencies.

13)	Fidelity U. S. Equity Index Pool Fund—Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

14)	PIMCO Total Return Fund—Funds are invested primarily in U. S. government, corporate, mortgage and foreign bonds. The PIMCO Total Return Fund-Institutional Class changed to the PIMCO Total Return Fund-Administrative Class effective June 1, 2002.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

15)	Morgan Stanley Institutional Fund Trust (“MSIFT”) Mid Cap Growth Portfolio—Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well. The MSIFT Mid Cap Growth Portfolio changed to MSIFT Mid Cap Growth Portfolio—Administrative Class effective June 1, 2002.

16)	Fidelity Capital & Income Fund—Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

17)	Fidelity Freedom Funds—a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund and Freedom 2040 Fund. These target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

Prior to December 31, 2001, all Company contributions to the Plan were invested in the FMC Stock Fund and were credited to the respective accounts of the employees participating in the Plan. On December 31, 2001, the FMCTI Stock Fund was created as a result of the distribution of the Company’s stock by FMC Corporation (Note 6). Effective January 1, 2002, Company contributions to the Plan are invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. While investments may generally be transferred among funds, amounts contributed by the Company to the FMCTI Stock Fund are not eligible for fund transfer.

Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

(f)	Payment of Benefits and Forfeitures

Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at an amount equal to or greater than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts. Certain other Plan sponsor expenses may be paid by the Plan sponsor from the forfeitures balance.

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant’s vested account balance. Loans, which are secured by the participant’s vested account balance, must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Plan administrator.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices are used to value investments except for certain contracts, held at December 31, 2001, with banks and insurance companies, which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the Plan administrator does not believe such differences will materially affect the Plan’s financial position or results of operations.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Payment of Benefits

Benefits are recorded when paid.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits at December 31, 2002 and 2001, are separately identified below:

	December 31,
	2002	2001
	(in thousands)
FMC Stock Fund	$34,053	$64,987
FMC Technologies Stock Fund	86,430	55,793
MIP II Blend Fund	—	52,226
MIP II CL 2 Fund	57,775	—
Clipper Fund	17,082	14,940
Sequoia Fund	16,721	14,791
Fidelity Blue Chip Growth Fund	—	14,087

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31, 2002	Period ended December 31, 2001
	(in thousands)
FMC Technologies Stock Fund	$16,351	$—
FMC Stock Fund	(4,706)	19,908
Clipper Fund	(1,828)	543
Mutual Qualified Fund (Z)	(1,083)	46
Sequoia Fund	(465)	901
Fidelity Puritan Fund	(525)	236
Fidelity Magellan Fund	(1,028)	384
Fidelity Blue Chip Growth Fund	(3,727)	1,634
Fidelity Low-Priced Stock Fund	(727)	567
Fidelity Diversified International Fund	(433)	334
Fidelity U. S. Equity Index Pool Fund	(2,378)	1,077
MSIFT Mid Cap Growth Portfolio	(247)	346
MSIFT Mid Cap Growth Portfolio—Admin.	(502)	—
PIMCO Total Return Fund—Institutional	42	(74)
PIMCO Total Return Fund—Admin.	(4)	—
Fidelity Capital & Income Fund	(16)	3
Fidelity Freedom Income Fund	(3)	1
Fidelity Freedom 2000 Fund	(5)	1
Fidelity Freedom 2010 Fund	(75)	22
Fidelity Freedom 2020 Fund	(115)	36
Fidelity Freedom 2030 Fund	(66)	31
Fidelity Freedom 2040 Fund	(15)	2

	$(1,555)	$25,998

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Non-Participant Directed Investments

Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts totaling $51,000 at December 31, 2002 are invested in the MIP II CL 2 Fund.

Changes in the non-participant directed investments during the year ended December 31, 2002 and the period ended December 31, 2001 were as follows:

	2002	2001
	(in thousands)
Non-participant directed investments (beginning balance)	$54	$—
Non-vested forfeited accounts transferred from the FMC Corporation Plans (Note 6)	—	25
Non-vested forfeited accounts	225	29
Realized losses	(7)	—
Interest income	1	2
Adjustments to participant accounts	(2)	—
Forfeitures used to reduce Company contributions	—	—
Forfeitures used for Plan expenses	(220)	(2)

Non-participant directed investments at December 31	$51	$54

The net assets within the FMCTI stock fund relating to non-participant directed investments are $41.2 million and $60.5 million as of December 31, 2002 and 2001, respectively. The components of the changes in net assets relating to these investments are contributions for the year ended December 31, 2002 of $7.6 million, transfers to participant directed investments of $27.7 million, net appreciation of $3.4 million, and $2.6 million primarily related to benefits paid to participants.

(5)	Income Taxes

In September 2002, the Company filed an application for favorable determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the related trust will be exempt from income taxes.

The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not currently subject to Federal income tax on their elective contributions, Company contributions, investment income, or other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(6)	Plan Merger and Asset Transfers

The Company was a wholly owned subsidiary of FMC Corporation until it completed an initial public offering of 17% of its common stock on June 14, 2001. FMC Corporation distributed its remaining 83% ownership of the Company’s stock to all FMC Corporation’s stockholders in the form of a dividend on December 31, 2001. Each FMC Corporation stockholder of record as of December 12, 2001 received a dividend of approximately 1.72 shares of the Company’s common stock for each share of FMC Corporation common stock. For participants with an interest in the FMC Stock Fund, the Company stock dividend was invested in the FMCTI Stock Fund.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participants in the FMC Corporation Plans who were employees of FMC Technologies, Inc. had their account balances transferred to the Plan, effective as of September 28, 2001. In total, $232,666,000 in participant accounts was transferred from the FMC Corporation Plans, in addition to participant loans receivable totaling $10,596,000.

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par, or maturity value	Current value at December 31, 2002 (in thousands)

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * – participant directed	FMC Technologies, Inc. Common Stock approximately 2,106,715 shares	$45,202
FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * – non-participant directed	FMC Technologies, Inc. Common Stock approximately 1,921,519 shares	41,228
FMC Stock Fund (FMC Corporation Common Stock)	FMC Corporation Common Stock approximately 1,192,357 shares	34,053
MIP II CL 2 Fund * – participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved institutions	57,724
MIP II CL 2 Fund * – non-participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved institutions	51
Clipper Fund	Stock Value Fund	17,082
Mutual Qualified Fund (Z)	Stock Long-term Growth Fund	5,941
Sequoia Fund	Stock Long-term Growth Fund	16,721
Fidelity Puritan Fund *	Stock and Bond Fund	4,098
Fidelity Magellan Fund *	Stock Long-term Growth Fund	3,284
Fidelity Blue Chip Growth Fund *	Large Companies Stock Fund	11,154
Fidelity Low-Priced Stock Fund *	Growth Mutual Fund	6,723
Fidelity Diversified International Fund *	Growth Mutual Fund of Foreign Companies	3,996

FMC TECHNOLOGIES, INC. SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par, or maturity value	Current value at Decmber 31, 2002 (in thousands)
Fidelity Retirement Government Money Market Portfolio *	Money Market Mutual Fund	$6,554
Fidelity U.S. Equity Index Pool Fund *	Stock Index Fund	7,589
PIMCO Total Return Fund—Administrative Class	Income Mutual Fund	4,764
MSIFT Mid Cap Growth Portfolio—Administrative Class	Stock Long-term Growth Fund	1,596
Fidelity Capital & Income Fund *	Equity Income & Growth Fund	247
Fidelity Freedom Funds *:	Asset allocation series funds, which primarily invest in other Fidelity mutual funds (stock, bond and money market) which provide moderate asset allocation with a target retirement date.
Freedom Income Fund		105
Freedom 2000 Fund		123
Freedom 2010 Fund		761
Freedom 2020 Fund		691
Freedom 2030 Fund		353
Freedom 2040 Fund		101
Participants’ loans receivable	Varying rates of interest 6.46%–8.02%	9,711

Total assets held for investment purposes		$279,852

*	- party-in-interest.

See accompanying independent auditors’ report.

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Consent of KPMG LLP